FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of December, 2005
		 		  ---------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
  -----------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[ ] 		Form 40-F [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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This report and the information contained therein shall not be deemed to be filed pursuant to Rule 13a-16 of the Act. However, such report and the information contained therein shall be deemed incorporated by reference into all of the Company's outstanding registration statements on Forms F-3 or S-8.

For Immediate Release

December 21, 2005

	    Crystallex announces retirement of Dan Ross as Executive Vice President and Corporate Counsel

TORONTO, ONTARIO, December 21, 2005 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) announced today that Daniel Ross, Executive Vice President and Corporate Counsel, will leave the Company on December 31, 2005 to become President and CEO of the London Health Sciences Foundation near his home in south western Ontario. Mr. Ross will be available to Crystallex as an advisor in certain strategic matters going forward. Mr. Ross's role as corporate counsel within the Company will be taken over by internal and external counsel in Venezuela and Canada, relationships created and cultivated by Mr. Ross during his tenure with Crystallex.

Todd Bruce, President and CEO of Crystallex commented, "Dan has been with Crystallex since July, 2001 and has made a significant contribution to the success of the Company. In particular, he has overseen the growth and development of the internal and external legal and administrative resources of the Company, and has been instrumental in creating our governance policies and our processes for compliance in a constantly evolving regulatory environment. Although we are very sorry to see
Dan leave, we recognize that his new position, which will allow him to re-establish a normal family life, and continue his involvement in the health care sector where he has long-standing personal commitment and passion, is an opportunity that he could not pass up. Dan dedicated himself to Crystallex during his five year commitment to the Company.
We are very pleased that we will continue to have access to Dan on strategic matters and wish him the very best for the future."

Mr. Ross added, "Crystallex has moved forward significantly during the past five years and stands poised to continue that progress as it finalizes the permitting process in Venezuela. My decision was made for personal reasons and with some regret. I am confident that the legal and administrative affairs and the future success of the Company remain in good hands."

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:

Investor Relations Contact: A. Richard Marshall,
VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   December 21, 2005    		     	By    /s/ Daniel R. Ross
-------------------------			--------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel
*Print the name and title of the signing officer under his signature